genius

Investor Presentation

April 2025

Forward Looking Statements

Financial information contained in this presentation is current as of the Company's Audited Financials up to December 31, 2024 as filed in the company's 20-F Annual Report on April 30, 2025, available at https://ir.geniusgroup.net

Forward Looking Statements

This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as "anticipate," "expects," "plans," "will," "estimates," "projects," "intends," "believe," "will" or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the "Risk Factors" section of the prospectus, many of which are beyond the Company's control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing is this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances.

Non-IFRS Financial Measures

The Company's financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information.

Leading the AI Powered Education Revolution towards a Bitcoin-First Future

We are a Bitcoin Treasury Company with an AI powered education platform to prepare students, entrepreneurs, businesses, and governments towards a Bitcoin-first future.

We deliver AI training and AI tools to 5.8 million students on our Edtech platform. We are building a Genius City model in which students learn the latest exponential technologies and entrepreneurial skills powered by AI mentors. We are building a Genius brand for the Impact Age.

5M → 100M	Students: by 2030	**$28M → $1.0B**	Valuation by 2030
15K → 150K	Partners: by 2030	**10 → 100**	Genius Cities by 2030
0 → 1,000BTC	Bitcoin Treasury Goal	Pending lifting of Preliminary Injunction banning Genius from buying BTC	



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Company Mission & Metrics

Genius Group was launched to pass Buckminster Fuller's "Final Exam". He predicted the Singularity, when technology would destroy humanity, or we would raise our consciousness to harness technology and solve our greatest challenges.


Whether it is to be Utopia or Oblivion will be a touch-and-go relay race right up to the final moment.... Humanity is in 'final exam' as to whether or not it qualifies for continuance in Universe.
— R. Buckminster Fuller —

The key to pass the final exam is education. As Nelson Mandela said:

"Education is the most powerful weapon which you can use to change the world."

NYSE American: GNS

Share Price[1]	**$0.37**
Market Cap[1]	$27.0M
2024 Net Asset Value	**$79.4M**
2024 Net Asset Value Growth	**303%**
2024 Revenue	**$7.8M**
2024 Total Assets	**$101.1M**
2024 Total Liabilities	**$21.6M**
Shareholder Equity	79.4M

1) As of April 29, 2025

Company Outlook 2025



BITCOIN TREASURY

1. $120 million, 1,000 Bitcoin Treasury in 2025
2. South East Asia's Leading Public BTC Treasury Company
3. Five Year Target to grow to $1 Billion BTC Treasury



GENIUS EDUCATION

1. Leading blockchain based Microlearning platform in 2025
2. Bitcoin Academy, Genius Academy & Genius School
3. One Year Plan to grow to $20 million profitable platform



GENIUS CITIES

1. Global network of Genius Cities, with 20 Genius Cities in 2025
2. Tokenized Assets, AI economy, Genius Generation
3. Five Year Plan to grow to $100 million Genius City

The Case for Bitcoin in a Post-AGI World

We believe the exponential economies of the future will be built by AI agents and robots that will interact and incentivize each other with their own digital money. This will be backed by a digital gold. We believe that digital gold will be Bitcoin.

Jensen Huang says he wants Nvidia to be a company with 100 million AI assistants

Shubhangi Goel Oct 14, 2024, 4:15 PM GMT+8 Share Save



Jensen Huang wants Nvidia to be a company with 100 million AI assistants I-hwa Cheng/Getty


2025-2035 METATREND REPORT
THE RISE OF HUMANOID ROBOTS
Meet the Top 16 Humanoid Robots Shaping the Decade Ahead, and their Impact on Industries, Society and our Economy
"We will have 10 Billion Humanoid Robots on Earth by 2040."
– Elon Musk

⚡BitcoinTeddy⚡ @Bitcoin_Teddy · Nov 17
Buying #Bitcoin now...

is like buying real estate in Manhattan in the 1800s.


Buying Bitcoin Now...
IS LIKE BUYING REAL ESTATE IN MANHATTAN IN THE 1800S

21 375 1.8K 50K

Current Legal Actions related to our Bitcoin Treasury

Subsequent to December 31, 2024, the Company has faced legal blocks that are impacting its operating business and growth plans that it is fighting vigorously against to protect is business and shareholders. These have been previously reported in the Company's filings, and the Company's guidance is based on an anticipated positive outcome in these proceedings:

- In January 2025, the Company proceeded with arbitration with Fatbrain AI (LZGI), with the Company's shares related to the LZGI asset purchase agreement subject to a mutually agreed Preliminary Injunction (PI).
- The Company continued to strengthen its balance sheet with the growth of its Bitcoin Treasury to 440 Bitcoin.
- In February 2025, LZGI subsequently filed an additional PI to enjoin the Company from selling shares, raising shareholder funds and buying Bitcoin. This was granted by the United States Court for the Southern District, first as a Temporary Restraining Order (TRO) in February, 2025 and then as a PI in March, 2025.
- The Company filed multiple letters and motions to the court explaining that the TRO and PI did not maintain the status quo pending arbitration, that they were based on false statements designed to defraud the court, and the intent of the filing of the TRO and PI was to extort further money from Genius.
- As of today's date, the PI has remained in effect. The Company has subsequently filed an appeal with the Second Circuit, and a hearing has been granted and scheduled for early May.
- In relation to the Company's allegations of fraud and extortion, on March 31, 2024, the Company filed a lawsuit against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc ("LZG") under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida, seeking over $450 million in damages caused by the defendants to Genius Group.

Current Legal Actions related to our Bitcoin Treasury

Due to the current legally imposed restrictions which are impacting the Company's ability to fund and grow its operations, the Company took a series of actions in April, 2025 to lower the risk of being blocked further from conducting the normal operations of its business as per the wishes, consent and authorizations of its shareholders and Board:

- The Company returned the custody of its Bitcoin from the United States, where it has been held as collateral for the Company's Bitcoin loans, to Singapore where the Company is registered and headquartered.
- The Company repaid all of its Bitcoin loans, making repayment in full of $20.9 million in order to release the Bitcoin from custody in the United States and transfer to Singapore. The Company is now debt free.
- The Company dramatically reduced its Bitcoin holdings from 440 Bitcoin to 66 Bitcoin, for the period during which it remains blocked from raising funds or buying Bitcoin, with the possibility the Company may need to sell all of its Bitcoin in order to convince the court to extinguish the PI. The cash in its treasury is also being held in Singapore.
- The ongoing damages caused by the alleged fraud and extortion on the Company are being added to the damages the Company is seeking to recover.
- The Company has also received an update on the lawsuit led by Christian Attar related to alleged naked short selling and spoofing of Genius Group's shares, with alleged damages previously calculated at between $251 million and $263 million. Wes Christian of Christian Attar has reported to the Company that they anticipate calculations on updated damages will be completed and the complaint is anticipated to be filed in May 2025.
- These issues are ongoing, and are imposing continuing damages and risk to the Company's operations. The Company's legal team is dedicated towards achieving positive outcomes in its legal cases and will continue to take decisive actions against bad actors to protect the Company and shareholders' interests.

The Most Powerful Solution in a $10T Market

We sell the "shovels" for the AI "gold rush" that is upending jobs & the education status quo.

Global Education & Upskilling Spend
$ in Trillions



2030E
2025E
2020E
2015A
2010A
2005A
2000A
$-
$2
$4
$6
$8
$10

Education is growing at 4.5% CAGR, totally +6% of global GDP

2030E Global Education & Upskilling Segments
$ in Trillions



$10T
2030E
8%
8%
6%
25%
55%
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning

K12 over $5 Trillion by 2030

Source: HoloniQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

AI Powered Education: The Future of Learning with GeniusU

AI delivers personalized education at scale, giving students the learning they need, when they need it.

Joins a free event or course	Register on GeniusU and meet your AI Guide	Personalize your journey with AI	Follow a personalized learning path with AI training and AI tools	Build your Learning profile



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The Global Problem

Educating the workforce of tomorrow for a Post-AGI world

Our Global Solution

An AI-Driven high touch ecosystem of AI training and AI tools, connected by a high-tech global platform.

Source: Deloitte Insights 2022, NerdWallet 2023, Compassion International

AI Learning Platforms

Platforms for each target audience: Genius School, Genius Academy: Bitcoin Academy, Entrepreneur Academy, Investor Academy



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Genius City Vision 2025


NUANU CITY
A HOTSPOT DESTINATION
Located on 44ha of oceanfront land between Tanah Lot and Canggu, Nuanu is a world-class collaborative environment offering a unique range of experiences.
FITNESS CENTRE
HARMONY SPA
INTERNATIONAL POLITECHNIC
GALLERY
CINEMA
PROEDUCATION SCHOOL
PEPITO SUPERMARKET
NGURAH RAI INTERNATIONAL AIRPORT
NUSA DUA
ECOVERSE
CANGGU 10KM
KINDERGARDEN
ART VILLAGE
PARKING
EVENT VENUE
ART PARK
AMPHITHEATRE
RESTAURANTS
LIGHT HOUSE
BEACH CLUB
EVENT VENUE
TANAH LOT
SURF BEACH

DEVELOPMENT

1. Expansion of commercial areas: Oshom, Acadia, Genius School
2. Growth in events and festivals, building reputation as Bali's leading creative, sustainable city of the future.
3. Launch Genius City, Nuanu, attracting Genius' global community

Genius City Vision 2025


biom
Alpaka Farm
Gallery of Contemporary Art
Magic Garden
Hearth
Eugene Museun
Recording Studio
Long House Nusantara
Aurora Multimedia Park
Phi Camp
Lumeira SPA
ProEd School
Full Dome Cinema
ASH Event Space
Hiking trails
Beach
iFarm
Nuanu Hotel
Luna Beach Club
Acadia
Parking
THK TOWER
Oshom Hotel

GENIUS CITY, NUANU

Lifelong Learning Community and incubator for the talent of tomorrow.

1. Entrepreneur & Investor Schools and Incubators throughout the year
2. Corporate Retreat Center and Apprentice Program for Enterprises
3. Coworking Space and Talent Pool in AI & the latest technologies
4. 5% of income from enterprises returned to the community
5. Blockchain based investment in accommodation and enterprises
6. Bitcoin-based financing to enable flexible, liquid investment

Financial Summary

2024 full year audited results.

Annual Revenue 2022-2024
(in Millions)


$8.3m
$18.2m
$23.1m
$7.8m
2021
2022
2023
2024

Net Asset Value 2022 – 2023
(in Millions)


$8.0m
$14.0m
$19.7m
$79.4m
2021
2022
2023
2024

Number of Students

2023
5.4M

2024
5.8M



2025 Guidance

Igniting Your Genius with the ABCs of the Future

2025 Revenue	2025 Adj EBITDA
$10m - $13m	**$0.2m - $1.0m**

AI Powered
Gamified Learning

Blockchain
GEMs & Certificates

Genius Group

Pass the Final Exam

Community
Genius Cities

Genius Group Inc. (NYSE American: GNS)
No. 01-01, 8 Amoy Street, Singapore, 049950 Singapore
www.geniusgroup.net